UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-07731

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I - REGISTRANT INFORMATION

Emerson Radio Corp.
Full Name of Registrant

Former Name if Applicable

959 Route 46 East, Suite 210
Address of Principal Executive Office (Street and Number)

Parsippany, New Jersey 07054
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Emerson Radio Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2023 (the “Third Quarter 10-Q”) on or prior to its prescribed due date without unreasonable effort or expense because the Company recently engaged a new independent registered public accounting firm and such firm has not yet completed its review of the interim unaudited condensed consolidated financial statements for the three months ended December 31, 2023 to be included in the Company’s Third Quarter 10-Q in accordance with Public Company Accounting Oversight Board Auditing Standard 4105, Reviews of Interim Financial Information. The Company has concluded it is appropriate to delay the filing of the Third Quarter 10-Q pending completion of such review. The Company plans to file the Third Quarter 10-Q no later than the fifth calendar day following the prescribed due date in accordance with Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Paul McLaughlin	973	428-2136
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and nine months ended December 31, 2023, the Company expects net product sales to increase compared to net product sales of $1.7 million and $4.3 million for the three and nine months ended December 31, 2022. For the three months ended December 31, 2023, the Company expects to report a higher net loss, compared to a net loss of $0.2 million for the three months ended December 31, 2022. For the nine months ended December 31, 2023, the Company expects to report net income, compared to a net loss of $1.5 million for the nine months ended December 31, 2022. The foregoing estimates are preliminary, unaudited and subject to change in connection with the completion of the reporting process and review of the Company’s financial statements, and actual results may vary significantly from these estimates.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, without limitation, statements regarding the expected timing of filing the Third Quarter 10-Q and any changes in results of operations pending completion of review of any interim financial statements by an independent registered public accounting firm. In addition, when or if used in this Form 12b-25, the words “may,” “estimate,” “expect,” “plan,” and similar expressions and their variants, as they relate to the Company may identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Readers are cautioned that actual results, or events and circumstances could differ materially from those expressed or implied in the Company’s forward-looking statements due to a variety of risks and uncertainties, which include, without limitation, risks and uncertainties related to the finalization of the review of any interim financial statements by an independent registered public accounting firm, as well as the general business, financial and accounting risks and other risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 10-K filed with the SEC on June 26, 2023, and future reports the Company may file with the SEC from time to time. All forward-looking statements contained in this report speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.

Emerson Radio Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2024	By:	/s/ Christopher Ho
Christopher Ho Chief Executive Officer